UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) ___October 31, 2003_____

Archer-Daniels-Midland Company
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code __**(217) 424-5200**_____

Item 7.   **Financial Statements and Exhibits**.

  (c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated October 31, 2003 announcing first quarter results.

Item 12.   **Results of Operations and Financial Condition.**

      On October 31, 2003, Archer-Daniels-Midland Company (ADM) issued a press release announcing first quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: October 31, 2003

By /s/ David J. Smith
David J. Smith
Executive Vice President, Secretary and
 General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated October 31, 2003



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

FOR IMMEDIATE RELEASE   **October 31, 2003**

ARCHER DANIELS MIDLAND REPORTS FIRST QUARTER RESULTS

Decatur, IL — October 31, 2003 — Archer Daniels Midland (NYSE: ADM)

► **First quarter earnings per share were $0.23 compared with $0.17 in last year's first quarter.**
► **First quarter operating profit increased to $297 million from $240 million last year.**
  • Oilseeds Processing results decreased as solid processing results in Asia and improvements in South American operations were offset by weaker European and North American results.
  • Corn Processing results were comparable to last year's strong quarter.
  • Wheat Processing results improved due to increased volumes and improved production yields.
  • Agricultural Services results improved due to the strength of our global grain origination and marketing system.
  • Other segment operations increased as Cocoa, Bioproducts, and private equity investment results improved.

► **First Quarter Highlights**
(Amounts in thousands, except per share data and percentages)

	THREE MONTHS ENDED		
	9/30/2003	9/30/2002	% CHANGE
Net sales and other operating income	$ 8,267,768	$ 6,943,895	19%
Operating profit	$ 296,575	$ 239,946	24%
Net earnings	$ 150,181	$ 108,075	39%
Earnings per share	$ 0.23	$ 0.17	35%
Average number of shares outstanding	645,132	648,066	–%

"Market conditions improved across many of our business segments this quarter. Operating profits demonstrated solid increases despite the challenges of dealing with last year's North American drought."

G. Allen Andreas, Chairman and Chief Executive

First Quarter Results

Net earnings for the first quarter ended September 30, 2003 were $150 million or $.23 per share compared with $108 million or $.17 per share last year.

Total Segment Operating profit increased $ 57 million to $ 297 million from $ 240 million last year. Oilseed Processing results decreased to $ 68 million from $ 76 million as improved results in the South American and Asian markets were more than offset by reduced crush margins in North America and Europe. Corn Processing results of $ 85 million were comparable to last year's strong quarter. Wheat Processing results improved to $ 26 million from $ 20 million last year as the improved current year crop conditions in the United States resulted in improved US operating conditions. Agricultural Services results improved $3 million to $ 43 million due to the balanced performance of our global grain origination and marketing system. The effect of last year's poor North American crop continued to negatively impact the North American origination and marketing system results. The Other segments increased to $ 75 million from $ 20 million last year due to improvements in the Cocoa and Bioproducts processing operations and improved earnings of our private equity fund investments.

Conference Call Information

Archer Daniels Midland will hold a conference call to discuss first quarter results at 10:00 a.m. Central Time on October 31, 2003. To listen by phone, dial 952-556-2803 or 877-679-9049, no access code is required. Digital replay of the call will be available for seven days beginning on Friday, October 31, 2003 approximately 2 hours after the call and ending on November 7, 2003 at 11:59 p.m. CST. To access this replay, dial 703-925-2474 or 888-211-2648 and enter access code: 188949. To listen to a live broadcast via the Internet, please access the CCBN Web site at http://www.ccbn.com or the ADM Web site at http://www.admworld.com. A replay will be available on ADM's Web site for approximately 7 days.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing. The Company is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in soy meal and oil, ethanol, corn sweeteners and flour. In addition, ADM is building a position in such value-added products as specialty food ingredients, bioproducts and nutraceuticals (such as Vitamin E and sterols). Headquartered in Decatur, Illinois, ADM has over 26,000 employees, more than 270 processing plants and net sales for the fiscal year ended June 30, 2003 of $30.7 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

Contacts:

Brian Peterson	Dwight Grimestad
Senior Vice President, Corporate Affairs	Vice President, Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

October 31, 2003
ARCHER DANIELS MIDLAND COMPANY

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

	Three months ended September 30		
	2003		**2002**
	(in thousands, except per share amounts)		
Net sales and other operating income	$	8,267,768	$ 6,943,895
Cost of products sold		7,814,014	6,523,912
Gross profit		453,754	419,983
Selling, general and administrative expenses		231,796	216,145
Other expense – net		4,304	48,334
Earnings before income taxes		217,654	155,504
Income taxes		67,473	47,429
Net earnings	$	150,181	$ 108,075
Basic and diluted earnings per common share	$	0.23	$ 0.17
Average number of shares outstanding		645,132	648,066
Other expense - net consists of:			
Interest expense	$	83,044	$ 84,520
Investment income		(28,301)	(33,690)
Net (gain) loss on marketable securities transactions		(1,168)	(26)
Equity in (earnings) losses of unconsolidated affiliates		(43,294)	(1,304)
Other – net		(5,977)	(1,166)
	$	4,304	$ 48,334
Operating profit by segment is as follows:			
Oilseeds Processing	$	67,830	$ 76,374
Corn Processing		84,556	83,939
Wheat Processing		25,814	19,885
Agricultural Services		42,849	40,113
Other		75,526	19,635
Total operating profit		296,575	239,946
Corporate		(78,921)	(84,442)
Earnings before income taxes	$	217,654	$ 155,504

October 31, 2003
ARCHER DANIELS MIDLAND COMPANY

SUMMARY OF FINANCIAL CONDITION
(unaudited)

		September 30, 2003		June 30, 2003
		(in thousands)		
NET INVESTMENT IN				
Working capital	$	4,833,764	$	4,584,756
Property, plant and equipment		5,343,025		5,468,716
Investments in and advances to affiliates		1,710,821		1,763,453
Long-term marketable securities		765,623		818,016
Other non current assets		771,656		710,837
	$	13,424,889	$	13,345,778
FINANCED BY				
Short-term debt	$	1,189,769	$	1,279,483
Long-term debt, including current maturites		3,885,293		3,903,175
Deferred liabilities		1,132,798		1,093,923
Shareholders' equity		7,217,029		7,069,197
	$	13,424,889	$	13,345,778

SUMMARY OF CASH FLOWS
(unaudited)

		Three Months Ended September 30		
		2003		2002
		(in thousands)		
Operating activities				
Net earnings	$	150,181	$	108,075
Depreciation and amortization		166,133		147,395
Other		44,026		53,103
Changes in working capital		(188,392)		(236,901)
Total Operating Activities		171,948		71,672
Investing Activities				
Purchases of property, plant and equipment		(94,266)		(100,652)
Net assets of businesses acquired		(53,015)		(381,590)
Other investing activities		123,002		(27,826)
Total Investing Activities		(24,279)		(510,068)
Financing Activities				
Long-term borrowings		2,646		150
Long-term debt payments		(15,441)		(16,478)
Net borrowings (payments) under lines of credit		(91,040)		672,386
Purchases of treasury stock		(3,969)		(54,181)
Cash dividends		(38,842)		(39,024)
Total Financing Activities		(146,646)		562,853
Increase in cash and cash equivalents		1,023		124,457
Cash and cash equivalents beginning of period		764,959		526,115
Cash and cash equivalents end of period	$	765,982	$	650,572